Exhibit 3.1
CERTIFICATE OF AMENDMENT OF THE RESTATED
CERTIFICATE OF INCORPORATION OF
VSE CORPORATION

VSE Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The Restated Certificate of Incorporation of VSE Corporation dated as of March 4, 1996, as amended by the Certificate of Amendment dated as of May 2, 2006 (the “Certificate of Incorporation”) is duly amended by deleting therefrom the current Article FOURTH, in its entirety, and inserting in substitution thereof a new Article FOURTH, as follows:

FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is Twenty-Three Million (23,000,000) shares of common stock having a par value of $0.05 per share.

SECOND: The directors of the Corporation adopted resolutions which set forth the foregoing amendment, declared that this amendment is advisable and directed that this amendment be submitted for action by the Corporation’s stockholders.

THIRD: The foregoing amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, VSE Corporation has caused this Certificate of Amendment to be executed by its duly authorized President, Chief Executive Officer and Secretary in accordance with Section 103(a)(2) of the General Corporation Law of the State of Delaware.

DATED: JUNE 3, 2022    VSE CORPORATION

By:    /s/ John A. Cuomo
Name: John A. Cuomo
Title:    Chief Executive Officer and President

ATTEST:

/s/ Farinaz S. Tehrani

Farinaz S. Tehrani, Chief Legal Officer and Corporate Secretary